SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 5 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,400
	8	SHARED VOTING POWER 32,540,483*
	9	SOLE DISPOSITIVE POWER 22,400
	10	SHARED DISPOSITIVE POWER 32,540,483*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,562,883*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 395,543,411 shares of Common Stock. See Item 5.

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EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”), as amended on May 12, 2011 (“Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

This Amendment No. 2 is being filed to update the beneficial ownership information in the Schedule 13D following the entry, on November 1, 2013, of the Investment Vehicles into agreements providing for the distribution by Investment Vehicles of shares of Common Stock directly held by such Investment Vehicles to holders of certain interests in such Investment Vehicles (collectively the “Consortium Liquidity Transactions”). The Consortium Liquidity Transactions occurred on November 1, 2013.  Prior to the Consortium Liquidity Transactions on November 1, 2013, the Voting Agreement was terminated.  As a result of the Consortium Liquidity Transactions and the termination of the Voting Agreement, Future Fund no longer shares beneficial ownership of the Common Stock held by any of the Investment Vehicles other than BRH II Sub (defined below).

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended to include the following:

On November 1, 2013, following an in-kind distribution of Common Stock and Warrants to Future Fund in respect of its interests in BRH II, BAM Canada exchanged 497,475 shares of Common Stock and Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield (“BUSIL”), exchanged 2,773,590 shares of Common Stock with Future Fund for Warrants to acquire 785,527 shares of Common Stock and Warrants to acquire 4,379,572 shares of Common Stock, respectively.  In addition, Brookfield BPY Retail Holdings Sub I LLC, a Delaware limited liability company controlled by Brookfield, acquired 13,543,059 shares of Common Stock for $276,110,475 from Future Fund and Brookfield BPY Retail Holdings I LLC, a Delaware limited liability company controlled by Brookfield, acquired 11,550,291 shares of Common Stock for $235,485,713 from Future Fund.

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

Item 3 of this Amendment No. 2 is incorporated herein by reference.

On November 1, 2013, in connection with the Consortium Liquidity Transactions, BRH II merged with its subsidiary, Brookfield Retail Holdings II Sub II LLC, a Delaware limited liability company (“BRH II Sub”), with BRH II Sub the surviving entity in the merger. Following the merger, the ownership of BRH II Sub was identical to the pre-merger ownership of BRH II.

On November 1, 2013, following the Consortium Liquidity Transactions, The Northern Trust Company, acting in its capacity as custodian for Future Fund, entered into an amended and restated limited liability company agreement for BRH II Sub (the “BRH II Sub Operating Agreement”) with Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”), a Delaware limited liability company controlled by Brookfield, as the managing member and other subsidiaries of Brookfield holding interests in BRH II Sub.  Pursuant to the terms of the BRH II Sub Operating Agreement, BAMPIC US acts as managing member of BRH II Sub and has the primary role in managing, structuring, holding and disposing of the investment in the Company, provided that Future Fund retains certain rights with respect to voting and disposing of shares of Common Stock.  In addition, the BRH II Sub Operating Agreement (a) contains a right of first offer with respect to BRH II Sub in connection with any proposed transfer by a member of BRH II Sub interests and (b) provides that, in the event that Future Fund requests to redeem interests in BRH II Sub for the underlying shares of Common Stock and Warrants, BAMPIC US has the right to acquire such interests in BRH II Sub from Future Fund in lieu of such redemption.

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The summary contained herein of the BRH II Sub Operating Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the BRH II Sub Operating Agreement, a copy of which is filed as Exhibit 10 hereto and which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 941,951,246 shares of Common Stock outstanding, representing the 966,951,246 shares of Common Stock reported by the Company as outstanding as of August 2, 2013 as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2013, less the 25,000,000 shares of Common Stock reported as being repurchased by the Company on the Company’s Form 8-K filed by the Company on September 13, 2013, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

As of the close of business on November 1, 2013, the Reporting Person has sole voting and investment power with respect to 22,400 shares of Common Stock, representing less than 0.01% of the shares of Common Stock outstanding.

As of the close of business on November 1, 2013, Future Fund’s interest in BRH II Sub corresponds to 23,100,582 shares of Common Stock and 9,439,901, representing 3.42% of the outstanding shares of Common Stock,  of the 23,370,076 shares of Common Stock and Warrants to acquire 9,513.319 shares of Common Stock directly held by BRH II Sub.  By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II Sub, to direct BAMPIC US with respect to voting decisions of certain shares of Common Stock held by BRH II Sub and certain dispositions of the Common Stock held by BRH II Sub, the Reporting Person may be deemed to share voting and investment power over 23,100,582 shares of Common Stock and Warrants to acquire 9,439,901 shares of Common Stock held by BRH II Sub.

Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc. and certain of its subsidiaries (collectively, the “Other Filers”).  With respect to the shares of Common Stock and Warrants held by the Investment Vehicles as well as any other shares of Common Stock and Warrants beneficially owned by such Other Filers, the Reporting Persons may be deemed to share beneficial ownership of 311,055,317 shares of Common Stock and Warrants representing the right to acquire 84,488,094 shares of Common Stock held by Brookfield and its affiliates (including BRH II Sub) as of November 1, 2013, representing 38.5% of the outstanding shares of Common Stock. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock, the Reporting Person may be deemed to beneficially own any such shares of Common Stock, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Item 3 and Item 4 of this Amendment No. 2 are incorporated by reference. Except as otherwise described in Item 3 or Item 4 of this Amendment No. 2, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended to include the following:

Item 4 and Item 5 of this Amendment No. 2 are incorporated herein by reference.

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Item 7. Material To Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit 10
Second Amended and Restated Limited Liability Company Agreement of Brookfield Retail Holdings II Sub II LLC (incorporated herein by reference to Exhibit 31 to the amendment to Schedule 13D filed by Brookfield Asset Management Inc. and certain of its subsidiaries on November 5, 2013).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013	FUTURE FUND BOARD OF GUARDIANS By: /s/ Barry Brakey Name: Barry Brakey Title: Authorized Signatory By: /s/ Mark Burgess Name: Mark Burgess Title: Authorized Signatory